PHILIP MAGRI, ESQ.

2642 NE 9th Ave., Suite #10

Fort Lauderdale, FL 33334

May 5, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

RE: AUREUS, INC.
CIK: 0001624517
Amendment Withdrawal (AW)
Form 1-A POS
File No: 024-11008
SEC Accession No. 0001683168-21-001725
Filing Date: 2021-05-04

To Whom it May Concern:

On behalf of my client, Aureus, Inc. (the “Company”), I hereby respectfully request and apply for the withdrawal by the U.S. Securities and Exchange Commission of the above-captioned post-qualification amendment to Form 1-A (the “Filing”). The Filing was inadvertently made filed as post-qualification amendment whereas it should have been filed as a new offering on Form 1-A. The Company subsequently filed the correct filing on Form 1-A (File No: 024-11517) on May 4, 2021 after realizing the error.

No sales were made in connection with the incorrectly filed Form 1-A POS.

If you have any questions regarding this application for withdrawal, please call me at 954-303-8027.

With kind regards,

/s/ Philip Magri